Registration No. 333-

As Filed with the Securities and Exchange Commission on October 4, 2004

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                             MECHEL STEEL GROUP OAO
   (Exact name of issuer of deposited securities as specified in its charter)

                               Russian Federation
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)

                      Deutsche Bank Trust Company Americas
                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-1905
               (Address, including zip code, and telephone number,
                 including area code, of depositary's principal
                               executive offices)

                              Puglisi & Associates
                          850 Library Avenue, Suite 204
                             Newark, Delaware 19715
                                 +1-302-738-6680
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
        Anna Goldin, Esq.                         Joseph Ferraro, Esq.
      Latham & Watkins LLP                         Mark Banovich, Esq.
        Ulitsa Gasheka, 7                LeBoeuf, Lamb, Greene & MacRae, L.L.P.
    Ducat Place II, Suite 900                5 Nikitsky Pereulok, 6th Floor
Moscow 123056 Russian Federation            Moscow 125009 Russian Federation
         +7-095-785-1234                             +7-095-737-5000

It is proposed that this filing become effective under Rule 466:     |_|  immediately upon filing.
                                                                     |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |X|

                         Calculation of Registration Fee

 -----------------------------------------------------------------------------------------------
 Title of Each Class of   Amount to be    Proposed Maximum  Proposed Maximum     Amount of
    Securities to be       Registered     Aggregate Price      Aggregate      Registration Fee
       Registered                            Per Unit*      Offering Price*
 -----------------------------------------------------------------------------------------------
 American Depositary
 Shares ("ADSs")        100,000,000 ADSs       $0.05           $5,000,000         $633.50
 evidenced by American
 Depositary Receipts,
 each ADS representing
 three ordinary
 shares, nominal value
 10 rubles per share,
 of Mechel Steel Group
 OAO.
 -----------------------------------------------------------------------------------------------

 * Estimated solely for the purpose of calculating the registration fee.
 Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

 -----------------------------------------------------------------------------------------------

 The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Annex A to the Deposit Agreement filed as Exhibit (a) to the Registration Statement, which is incorporated herein by reference.

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED


                              Cross Reference Sheet



                                                  Location in Form of American Depositary
Item, Number and Caption                          Receipt Filed Herewith as Prospectus
------------------------                          ------------------------------------
1.  Name and address of Depositary                Introductory Paragraph

2.  Title of American Depositary Receipts and     Face of American Depositary Receipt, before
    identity of deposited securities              Introductory Paragraph
    Terms of Deposit:

    (i)    The amount of deposited securities     Face of American Depositary Receipt, upper
           represented by one unit of American    right corner
           Depositary Receipts

    (ii)   The procedure for voting, if any,      Paragraphs 15 and 16
           the deposited securities

    (iii)  The collection and distribution of     Paragraphs 12, 14 and 15
           dividends

    (iv)   The transmission of notices, reports   Paragraphs 11, 15 and 16
           and proxy soliciting material

    (v)    The sale or exercise of rights         Paragraph 13

    (vi)   The deposit or sale of securities      Paragraphs 12, 15 and 17
           resulting from dividends, splits or
           plans of reorganization

    (vii)  Amendment, extension or termination    Paragraphs 19, 20 and 21
           of the Deposit Agreement


                                       -2-



    (viii) Rights of holders of American          Paragraph 11
           Depositary Receipts to inspect
           the transfer books of the
           Depositary and the list of holders
           of American Depositary Receipts

    (ix)   Restrictions upon the right to         Paragraphs 2, 3, 4, 6, and 8
           transfer, deposit or withdraw the
           underlying securities

    (x)    Limitation upon the liability of the   Paragraphs 13, 18, 24 and 25
           Depositary

3.  Fees and Charges                              Paragraph 7

Item - 2.  AVAILABLE INFORMATION
                                                  Location in Form of American Depositary
Item, Number and Caption                          Receipt Filed Herewith as Prospectus
------------------------                          ------------------------------------
Statement that Mechel Steel Group OAO is          Paragraph 11
subject to the periodic reporting
requirements of the Securities Exchange Act
of 1934 and, accordingly files certain reports
with the Commission, and that such reports can
be inspected by holders of American Depositary
Receipts and copied at public reference
facilities maintained by the Commission in
Washington, D.C.



                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

     (a) Agreement. Deposit Agreement, dated as of July 27, 2004, among Mechel Steel Group OAO (the "Company"), Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and holders and beneficial owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

     (d) Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel to the Depositary, as to the legality of the securities being registered.
          - Filed herewith as Exhibit (d).

     (e)  Certification under Rule 466.- Not applicable.

          Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the Company which are both: (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the Company.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged, and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on October 4, 2004.

                                          For and on behalf of the
                                          legal entity created by the
                                          agreement for the issuance
                                          of American Depositary
                                          Receipts for shares of
                                          Mechel Steel Group OAO:

                                          Deutsche Bank Trust Company Americas,
                                          As Depositary


                                          By:      /s/ Mike R. Hughes
                                             -------------------------------
                                             Name:    Mike R. Hughes
                                             Title:   Director


                                          By:     /s/ Jeff Margolick
                                             -------------------------------
                                             Name:    Jeff Margolick
                                             Title:   Vice President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moscow, Russian Federation, on October 4, 2004.



                                          MECHEL STEEL GROUP OAO


                                          By:     /s/ Vladimir F. Iorich
                                             -------------------------------
                                             Name:    Vladimir F. Iorich
                                             Title:   Chief Executive Officer



     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Vladimir F. Iorich as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him and in his name, place and stead, and in any and all capacities to sign any and all amendments (including pre-effective and post-effective amendments and any registration statement pursuant to Rule 462(b)) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as on the dates indicated.



      /s/ Igor V. Zyuzin                  Chairman         October 4, 2004
-------------------------------
        Igor V. Zyuzin


                                     Director and Chief    October 4, 2004
    /s/ Vladimir F. Iorich           Executive Officer
-------------------------------
      Vladimir F. Iorich


   /s/ Alexey G. Ivanushkin               Director         October 4, 2004
-------------------------------
     Alexey G. Ivanushkin

    /s/ Serafim V. Kolpakov               Director         October 4, 2004
-------------------------------
      Serafim V. Kolpakov


 /s/ Alexander E. Yevtushenko             Director         October 4, 2004
-------------------------------
   Alexander E. Yevtushenko


  /s/ Valentin V. Proskurnya              Director         October 4, 2004
-------------------------------
    Valentin V. Proskurnya


   /s/ Svetlana V. Ardentova      Chief Financial Officer  October 4, 2004
-------------------------------
     Svetlana V. Ardentova


     /s/ Tatiana Kalyadina            Chief Accountant     October 4, 2004
-------------------------------
       Tatiana Kalyadina


                                       Authorized U.S.     October 4, 2004
      /s/ Donald Puglisi               Representative
-------------------------------
     Puglisi & Associates

                                INDEX TO EXHIBITS

Exhibit                                                                      Sequentially
Number                                                                       Numbered Page
------                                                                       -------------
    (a)   Deposit Agreement
    (d)   Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel to the Depositary, as to the legality of the securities to be registered